Exhibit 99.1

DHT Holdings, Inc. reports agreement on amount of OSG claims

HAMILTON, BERMUDA, November 29, 2013 - DHT Holdings, Inc. (NYSE:DHT) (“DHT” or the “Company”) today announced that DHT and certain of its affiliates and Overseas Shipholding Group, Inc. (“OSG”) and certain of its affiliates have agreed to a total claims amount of $46.0 million in full settlement of the claims filed against two subsidiaries of OSG, Dignity Chartering Corporation (“Dignity”) and Alpha Suezmax Corporation (“Alpha” and together with Dignity and OSG, the “Debtors”), for damages arising from the Debtors’ rejection of the bareboat charter agreements for the Overseas Newcastle and Overseas London, respectively, and against OSG on account of its guarantees of the obligations of Dignity and Alpha, respectively, under each of the respective bareboat charter agreements (collectively, the “Claims”). On March 6, 2013 subsidiaries of DHT filed proofs of the Claims in the Bankruptcy Court in the aggregate amount of approximately $51.8 million plus attorneys’ fees. The amount is subject to the final order of the U.S. Bankruptcy Court for the District of Delaware (the “Bankruptcy Court”) which is expected on December 19, 2013.

As announced on April 2, 2013, DHT entered into Assignment of Claims Agreements with Citigroup Financial Products Inc. (“Citigroup”) on March 14, 2013 in connection with the Claims whereby Citigroup agreed to purchase the undivided 100% interest in the Company’s right and title and interest in the Claims. The Company received an aggregate initial payment of approximately $6.9 million from Citigroup.

As a result of the agreed Claims amount of $46.0 million, DHT will receive an additional and final payment of approximately $8.5 million from Citigroup, when the Claims are allowed by the Bankruptcy Court. As a result, DHT expects to record the total aggregate amount of approximately $15.4 million received from Citigroup as revenue in the fourth quarter 2013 financial statements.

Also, DHT and certain of its affiliates and OSG and certain of its affiliates have separately agreed to settle six further claims in the amount of $3.4 million plus attorneys’ fees filed by various affiliates of DHT against various affiliates of OSG, and OSG as guarantor of each claim on or about May 30, 2013, for a total claim amount of $1.5 million in full settlement of such claims. The settlement amount is also subject to the final order of the Bankruptcy Court which is expected on December 19, 2013. These claims have not been assigned to a third party and the amount, timing and form of any recovery is not known.

About DHT Holdings, Inc.

DHT is an independent crude oil tanker company. Our fleet trades internationally and consists of crude oil tankers in the VLCC, Aframax and Suezmax segments. We operate out of Oslo, Norway, through our wholly owned management company. You shall recognize us by our business approach with an experienced organization with focus on first rate operations and customer service, quality ships built at quality shipyards, prudent capital structure with robust cash break even levels to accommodate staying power through the business cycles, a combination of market exposure and fixed income contracts for our fleet and a clean corporate structure maintaining a high level of integrity and good governance. For further information: www.dhtankers.com.

Forward Looking Statements

This press release contains assumptions, expectations, projections, intentions and beliefs about future events, in particular regarding daily charter rates, vessel utilization, the future number of newbuilding deliveries, oil prices and seasonal fluctuations in vessel supply and demand. When used in this document, words such as “believe,” “intend,” “anticipate,” “estimate,” “project,” “forecast,” “plan,” “potential,” “will,” “may,” “should” and “expect” and similar expressions are intended to identify forward-looking statements but are not the exclusive means of identifying such statements. These statements reflect the Company’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. These forward-looking statements represent the Company’s estimates and assumptions only as of the date of this press release and are not intended to give any assurance as to future results. For a detailed discussion of the risk factors that might cause future results to differ, please refer to the Company’s Annual Report on Form 20-F, filed with the Securities and Exchange Commission on April 29, 2013.

The Company undertakes no obligation to publicly update or revise any forward-looking statements contained in this press release, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and the Company’s actual results could differ materially from those anticipated in these forward-looking statements.

CONTACT:
Eirik Ubøe, CFO
Phone: +1 441 299 4912 and +47 412 92 712
E-mail: eu@dhtankers.com